Exhibit 99.1

Draganfly Selected For Innovative End-To-End Electric Mobility Platform In UAE

Dubai, United Arab Emirates, January 23, 2024 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), award-winning, industry-leading drone solutions and systems developer has been selected as a solutions provider of choice by Arabian Aero Investment LLC, a Dubai-based company backed by a member of the Dubai Royal Family, which has announced the launch of a groundbreaking solar-powered charging platform in the UAE.

Draganfly is to develop solutions for integrating Unmanned Aerial Vehicles (UAVs) with the UAE’s inaugural end-to-end electric mobility platform that combines solar charging points with last-mile delivery, ushering in a new era of sustainable delivery systems. This initiative signifies the start of an ambitious plan to decarbonize the UAE’s transportation landscape over the next three years.

As a follow-up to COP28, a pivotal event where the global climate community aims to accelerate the energy transition by tripling renewable energy capacity and doubling energy efficiency by 2030, Draganfly drone delivery technologies emerge as a key component of this groundbreaking infrastructure solution which can help decarbonize transportation and logistics systems not only in the Middle East but also on a broader scale.

CEO of Draganfly, Cameron Chell said, “With over a 25-year history of manufacturing drones and integrating drone solutions, we understand that sustainability is a key to success. This integrated solution can help empower our partners in the UAE’s pursuit of a net-zero economy by 2050. integrating drone fleets with solar power docking stations can provide a groundbreaking infrastructure solution and ultimately help decarbonize transportation and logistical delivery systems in the Middle East.”

Arabian Aero also expressed its enthusiasm for the collaboration. “This partnership with Draganfly is a testament to our commitment to pioneering transformative solutions for an innovative and sustainable future and reflecting our dedication to impactful advancements in technology.” said Chairman, Sheikh Ahmed Dalmook Al Maktoum.

The Commander 3 XL is a multirotor UAV designed for easy assembly and rapid deployment. The Commander 3 XL Drone is known as the “Swiss Army Knife of Drones” due to its easy assembly and rapid deployment. This high-endurance, multirotor UAV can support dozens of payloads and is capable of drop and winch-down systems to support a variety of UAV delivery requirements.

To learn more about the Commander 3 XL, click here.

Media Contact

Arian Hopkins

Email: media@draganfly.com

Company Contact

Email: info@draganfly.com

About Arabian Aero Investment LLC

Arabian Aero Investment is a Dubai based firm owned by a member of the Dubai Royal Family, Sheikh Ahmed Dalmook Al Maktoum. The group has a diversified portfolio of group companies having investments in energy, infrastructure and other sectors with international presence across different regions including Middle East, Africa and South Asia.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 22 years, Draganfly is an award-winning, industry leader serving the public safety, agriculture, industrial inspections, security, mapping and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.

For additional investor information visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro or https://www.boerse-frankfurt.de/equity/draganfly-inc-1 .

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to Draganfly technology’s ability to help effectively decarbonize transportation and logistics systems, not only in the Middle East, but also on a broader scale. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

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